SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                AMENDMENT NO. 17

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                    ICO, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                      Common Stock, No par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    449294206
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                              Gary P. Kreider, Esq.
                       Keating, Muething & Klekamp, P.L.L.
                       One East Fourth Street, 18th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6411
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 October 1, 1997
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

 CUSIP NO. 449294206                    13D               Page 2 of 24 Pages
--------------------------------------------------------------------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Dr. Asher O. Pacholder

------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                   (b)

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           See Item 3
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States citizen

------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0 (See Items 5 & 6)
                        --------------------------------------------------------
       NUMBER OF        8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY             5,682,138 (See Items 5 & 6)
       OWNED BY         --------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH              146,245 (See Item 5)
                        --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               750,843 (See Item 5)
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,682,138 (See Items 5 & 6)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.04% (See Items 5 & 6)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

           IN
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                  13D            Page 3 of 24 Pages
--------------------------------------------------------------------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Sylvia A. Pacholder

------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                    (b)

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           See Item 3
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States citizen

------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0 (See Items 5 & 6)
                        --------------------------------------------------------
       NUMBER OF        8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY             5,682,138 (See Items 5 & 6)
       OWNED BY         --------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH              167,2768(See Item 5)
                        --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               750,843 (See Item 5)
------- ------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,682,138 (See Items 5 & 6)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.04% (See Items 5 & 6)

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
           IN
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                  13D               Page 4 of 24 Pages
--------------------------------------------------------------------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Robin E. Pacholder

------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                    (b)

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           See Item 3
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States citizen

------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0 (See Items 5 & 6)
                        --------------------------------------------------------
       NUMBER OF        8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY             4,287,046 (See Items 5 & 6)
       OWNED BY         --------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH               36,300 (See Item 5)
                        --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               0
------- ------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,287,046 (See Items 5 & 6)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.65% (See Items 5 & 6)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
           IN

------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                     13D               Page 5 of 24 Pages
--------------------------------------------------------------------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         William J. Morgan

------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                     (b)

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           See Item 3
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States citizen

------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0 (See Items 5 & 6)
                        --------------------------------------------------------
       NUMBER OF        8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY             4,287,046 (See Items 5 & 6)
       OWNED BY         --------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH               20,000 (See Item 5)
                        --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               750,843 (See Item 5)
------- ------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,287,046 (See Items 5 & 6)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.65% (See Items 5 & 6)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
           IN

------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                       13D               Page 6 of 24 Pages
--------------------------------------------------------------------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Pacholder Associates, Inc., Tax I.D. #31-1089398

------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                     (b)

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           See Item 3
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Ohio corporation

------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0 (See Items 5 & 6)
                        --------------------------------------------------------
       NUMBER OF        8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY             4,287,046 (See Items 5 & 6)
       OWNED BY         --------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH              0 (See Item 5)
                        --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               750,843 (See Item 5)
------- ------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,287,046 (See Items 5 & 6)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.65% (See Items 5 & 6)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
           IA

------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                     13D               Page 7 of 24 Pages
--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         P M Delaware

------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                     (b)

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           See Item 3
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0 (See Items 5 & 6)
                        --------------------------------------------------------
       NUMBER OF        8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY             4,287,046 (See Items 5 & 6)
       OWNED BY         --------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH              0 (See Item 5)
                        --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               570,843 (See Item 5)
------- ------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,287,046 (See Items 5 & 6)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.65% (See Items 5 & 6)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
           CO

------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                    13D               Page 8 of 24 Pages
--------------------------------------------------------------------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           William E. Willoughby

------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [X]
                                                                    (b)

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           See Item 3
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States citizen

------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0 (See Items 5 & 6)
                        --------------------------------------------------------
       NUMBER OF        8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY             4,287,046 (See Items 5 & 6)
       OWNED BY         --------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH              1,267,719 (See Item 5)
                        --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               149,139 (See Item 5)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,287,046 (See Items 5 & 6)

------- ------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.65% (See Items 5 & 6)

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
           IN


------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                   13D               Page 9 of 24 Pages
--------------------------------------------------------------------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Peggy S. Willoughby

------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [X]
                                                                (b)

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           See Item 3
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States citizen

------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0 (See Items 5 & 6)
                        --------------------------------------------------------
       NUMBER OF        8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY             4,287,046 (See Items 5 & 6)
       OWNED BY         --------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH              395,665 (See Item 5)
                        --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               149,139 (See Item 5)
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,287,046 (See Items 5 & 6)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.65% (See Items 5 & 6)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

           IN
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                  13D                Page 10 of 24 Pages
--------------------------------------------------------------------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         William C. Willoughby

------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [X]
                                                                       (b)

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           See Item 3
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States citizen

------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               40,212 (See Items 5 & 6)
                        --------------------------------------------------------
       NUMBER OF        8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY             4,287,046 (See Items 5 & 6)
       OWNED BY         --------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH              845,255 (See Item 5)
                        --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               0
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,327,258 (See Items 5 & 6)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.84% (See Items 5 & 6)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

           IN
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                  13D               Page 11 of 24 Pages
--------------------------------------------------------------------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Regina S. Willoughby
------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [X]
                                                                   (b)

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           See Item 3
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States citizen

------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               17,898 (See Items 5 & 6)
                        --------------------------------------------------------
       NUMBER OF        8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY             4,287,046 (See Items 5 & 6)
       OWNED BY         --------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH              113,411 (See Item 5)
                        --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               0
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,286,944 (See Items 5 & 6)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.65% (See Items 5 & 6)

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
           IN

------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                   13D                Page 12 of 24 Pages
--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Theo J.M.L. Verhoeff

------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [X]
                                                                (b)

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           See Item 3
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Citizen of the Netherlands

------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0 (See Items 5 & 6)
                        --------------------------------------------------------
       NUMBER OF        8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY             4,287,046 (See Items 5 & 6)
       OWNED BY         --------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH              131,709 (See Item 5)
                        --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               0
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,287,046 (See Items 5 & 6)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.65% (See Items 5 & 6)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
           IN

------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                    13D                Page 13 of 24 Pages
--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Catherine Willoughby Stephens

------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   [X]
                                                                 (b)

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           See Item 3
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States citizen

------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0 (See Items 5 & 6)
                        --------------------------------------------------------
       NUMBER OF        8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY             4,287,046 (See Items 5 & 6)
       OWNED BY         --------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH              309,702 (See Item 5)
                        --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               0
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,287,046 (See Items 5 & 6)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.65% (See Items 5 & 6)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
           IN

------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                    13D              Page 14 of 24 Pages
--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Walter L. Leib
------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   [X]
                                                               (b)

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           See Item 3
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States citizen
------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               47,195 (See Items 5 & 6)
                        --------------------------------------------------------
       NUMBER OF        8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY             1,202,682 (See Items 5 & 6)
       OWNED BY         --------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH              47,195 (See Item 5)
                        --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               0
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,202,682 (See Items 5 & 6)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.5% (See Items 5 & 6)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
           IN

------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 17 to Schedule 13D is filed solely to amend Items 2 and 5.

ITEM 2.  IDENTITY AND BACKGROUND.

         DR. ASHER O. PACHOLDER

         (a) - (c)  Dr. Asher O. Pacholder  ("AOP") is the Chairman of the Board
                    of Directors and Chief Operating Officer of Wedco Technology, Inc. ("Wedco"), Route 173, West Portal, New Jersey 08802, and Chairman of the Board of Directors and Chief Financial Officer of ICO, 11490 Westheimer, Suite 1000, Houston, Texas 77077.

         (d) AOP during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) AOP during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in AOP being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.


         SYLVIA A. PACHOLDER

         (a) - (c)  Sylvia A. Pacholder  ("SAP") is President,  Chief  Executive
                    Officer and Director of Wedco, Route 173, West Portal, New Jersey 08802, and President, Chief Executive Officer, Secretary and Director of ICO,11490 Westheimer, Suite 1000, Houston, Texas 77077.

         (d) SAP during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) SAP during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in SAP being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.

         ROBIN E. PACHOLDER

         (a) - (c)  Robin E. Pacholder ("REP") is Senior Vice President, General
                    Counsel and a Director of ICO,11490 Westheimer, Suite 1000, Houston, Texas 77077.

         (d) REP during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) REP during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in REP being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.


         WILLIAM J. MORGAN

         (a) - (c)  William J.  Morgan  ("Morgan")  is  President  and  Managing
                    Director of Pacholder Associates, Inc., 8044 Montgomery Road, Suite 382, Cincinnati, Ohio 45202, and a Director of ICO,11490 Westheimer, Suite 1000, Houston, Texas 77077.

         (d)        Morgan  during  the  last  five  (5)  years,  has  not  been
                    convicted  in  a  criminal  proceeding   (excluding  traffic
                    violations or similar misdemeanors).

         (e) Morgan during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Morgan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.


         PACHOLDER ASSOCIATES, INC.

         (a) - (c)  Pacholder  Associates,  Inc.("Pacholder  Associates")  is an
                    Ohio corporation. Pacholder Associates' business address and the address of its principal office is 8044 Montgomery Road, Suite 382, Cincinnati, Ohio 45202.

         (d) Pacholder Associates during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Pacholder Associates during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Pacholder Associates being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        Not applicable.


         P M DELAWARE, INC.

         (a) - (c)  P  M  Delaware,   Inc.  ("P  M  Delaware")   is  a  Delaware
                    corporation. P M Delaware's business address and the address of its principal office is 1105 North Market Street, Suite
                    1300, P.O. Box 8985, Wilmington, Delaware 19899.

         (d)        P M Delaware  during  the last five (5) years,  has not been
                    convicted  in  a  criminal  proceeding   (excluding  traffic
                    violations or similar misdemeanors).

         (e) P M Delaware during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in P M Delaware being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        Not applicable.


         WILLIAM E. WILLOUGHBY

         (a) - (c)  William E.  Willoughby  ("WEW") is a  consultant  for Wedco,
                    Route 173, West Portal, New Jersey 08802, and a Director of ICO,11490 Westheimer, Suite 1000, Houston, Texas 77077.

         (d) WEW during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) WEW during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in WEW being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.

         PEGGY S. WILLOUGHBY

         (a) - (c)  Peggy S.  Willoughby  ("PSW") is the wife of WEW and resides at 607 U.S. Highway, Far Hills, New Jersey 07931.

         (d) PSW during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) PSW during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in PSW being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.


         WILLIAM C. WILLOUGHBY

         (a) - (c)  William C. Willoughby ("WCW") is the son of WEW.

         (d) WCW during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) WCW during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in WCW being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.


         REGINA S. WILLOUGHBY

         (a) - (c)  Regina S. Willoughby ("RSW") is the wife of WCW.

         (d) RSW during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) RSW during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in RSW being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.


         THEO J.M.L. VERHOEFF

         (a) - (c)  Theo J.M.L.  Verhoeff  ("Verhoeff")  is the  Executive  Vice
                    President-European Operations for Wedco, Route 173, West Portal, New Jersey 08802.

         (d)        Verhoeff  during  the  last  five  (5)  years,  has not been
                    convicted  in  a  criminal  proceeding   (excluding  traffic
                    violations or similar misdemeanors).

         (e) Verhoeff during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Verhoeff being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        Citizen of The Netherlands.


           CATHERINE WILLOUGHBY STEPHENS

         (a) - (c)  Catherine  Willoughby Stephens  ("Stephens") is the daughter of WEW. She is Vice President for Stephens Realty, Inc., 120 Hana Highway, P.O. Box 50, Paia, Hawaii 96799.

         (d)        Stephens  during  the  last  five  (5)  years,  has not been
                    convicted  in  a  criminal  proceeding   (excluding  traffic
                    violations or similar misdemeanors).

         (e) Stephens during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Stephens being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.

         WALTER L. LEIB

         (a) - (c)  Walter L. Leib ("Leib") is a shareholder  of the law firm of
                    Leib, Kraus, Grispin & Roth, a professional corporation, 328 Park Avenue, P.O. Box 310, Scotch Plains, New Jersey 07076-0310.

         (d) Leib during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Leib during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Leib being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.


As used hereafter, WEW, PSW, WCW, RSW, Verhoeff and Stephens are collectively referred to as the "Wedco Shareholders," and AOP, SAP, REP, Morgan, Pacholder Associates and P M Delaware are collectively referred to as the "ICO Shareholders." The Wedco Shareholders and the ICO Shareholders are collectively referred to as the "Shareholders".

ITEM 5.        INTEREST IN SECURITIES OF ISSUER.

(a) - (b)

        As of December 5, 1997, the Shareholders in the aggregate beneficially owned 5,785,281 shares (or approximately 26.52% of the outstanding shares) of ICO Common Stock as follows:



                        HOLDER                       NUMBER OF SHARES
------------------------------------------------     ----------------
Dr. Asher O. Pacholder(1)(2)(3)(4)(12)                  2,303,580
Sylvia A. Pacholder(1)(2)(3)(4)(12)                     2,325,103
Robin E. Pacholder(2)(5)(12)                               36,300
William J. Morgan(1)(2)(12)                               770,843
Pacholder Associates, Inc.(1)(12)                         750,843
P M Delaware, Inc.(1)(12)                                 570,843
William E. Willoughby(6)(7)(12)                         1,416,858

                        HOLDER                       NUMBER OF SHARES
------------------------------------------------     ----------------

Peggy S. Willoughby(8)(12)                                395,665
William C. Willoughby(6)(9)(12)                           845,255
Regina S. Willoughby(9)(12)                               113,411
Theo J.M.L. Verhoeff(10)(12)                              131,709
Catherine Willoughby Stephens(12)(13)                     309,702
Walter L. Leib(6)(11)(12)                                  47,195


          (1) Share amounts include 180,000 shares of common stock which held by OP Limited Partnership, a limited partnership of which Dr. Pacholder and Mr. Morgan are general partners. Pursuant to certain Investment Advisory Agreements, Pacholder Associates, Inc. has sole voting and investment power over such securities. Share amounts also include 415,461 shares of common stock and 102,879 shares of common stock which may be acquired through the exercise of warrants and 52,503 shares of common stock which may be acquired upon conversion of Convertible Exchangeable Preferred Stock, in each case owned by PM Delaware, Inc., a wholly-owned subsidiary of Pacholder Associates, Inc.

          (2) Shares amounts for Ms. S. Pacholder include 20,000 shares of common stock that are issuable upon exercise of stock options granted under the 1985 Stock Option Plan. Share amounts for Ms.
               S. Pacholder and Dr. Pacholder include 30,000 and 30,000 shares of common stock, respectively, that are issuable upon exercise of stock options granted under the 1994 Stock Option Plan. Share amounts for Ms. S. Pacholder and Dr. Pacholder include 35,000 and 30,000 shares of common stock, respectively, that are issuable upon exercise of stock options granted under the 1995 Stock Option Plan. Share amounts for Dr. Pacholder, Ms. S. Pacholder and Ms. R. Pacholder include 80,000, 80,000 and 25,000 shares of common stock, respectively, that are issuable upon the exercise of stock options granted under the 1996 Stock Option Plan. Share amounts for Ms. S. Pacholder, Dr. Pacholder, Ms. R. Pacholder and Mr. Morgan are 2,000, 6,000, 11,000 and 18,000 shares of common stock, respectively, that are issuable upon exercise of stock options granted under the 1993 Stock Option Plan for Non-Employee Directors. Share amounts for Ms. S. Pacholder and Dr. Pacholder include 768.23 and 245.60 shares of common stock, respectively, held in ICO's 401(k) Plan.

          (3) Share amounts include 1,395,092 shares of common stock issued in connection with acquisitions over which Ms. S. Pacholder and Dr. Pacholder share voting power. Ms. S. Pacholder and Dr. Pacholder disclaim beneficial ownership of these shares.

          (4) Dr. Pacholder's shares exclude 169,768 shares held by his wife Ms. S. Pacholder. Ms. S. Pacholder's shares exclude 146,245 shares held by her husband Dr. Pacholder.


          (5) Includes 300 shares of common stock which may be acquired upon conversion of Convertible Exchangeable Preferred Stock.

          (6) Share amounts for Mr. W.E. Willoughby and Mr. W. Leib include 12,000 and 12,000 shares of common stock, respectively, that are issuable upon exercise of stock options granted under the 1993 Stock Option Plan for Non-Employee Directors.

          (7) Share amount includes 149,139 shares of common stock held jointly with Mr. W.E. Willoughby's wife, Peggy S. Willoughby. Excludes 395,665 shares held by Mr. W.E. Willoughby's wife Peggy S. Willioughby.

          (8) Share amount excludes 149,139 shares of common stock held jointly with Ms. P. Willoughby's husband, William E. Willoughby and 1,416,858 shares held by Ms. P. Willoughby's husband William E. Willioughby.

          (9) Share amounts for Mr. W.C. Willoughby and Ms. R. Willoughby include 40,212 and 17,898 shares of common stock, respectively, held as custodian for their minor child. Excludes 95,513 shares of common stock held by Mr. W.C. Willoughby's wife Regina S. Willoughby.

          (10) Share amount includes 75,149 shares of common stock that are held by Mr. Verhoeff's wife. Share amount also includes 10,000 shares of common stock that are issuable upon exercise of stock options under the 1995 Stock Option Plan and 40,000 shares of common stock that are issuable upon exercise of stock options under the 1996 Stock Option Plan.

          (11) Share  amount  includes  274 shares of common  stock which may be
               acquired  upon  the   conversion  of   Convertible   Exchangeable
               Preferred Stock.

          (12) Except as specifically set forth in the above notes, share amounts exclude the shares of common stock of the Other Shareholders that can be voted pursuant to the voting agreements and irrevocable proxies described in Item 6.

          (13) Includes 6,758 shares of common stock held by Ms. Stephens' husband.

     (c) The following trades were made through market transactions since the filing of Amendment No. 15 to this Schedule 13D:

                                       Purchase          Number        Price Per
    Shareholder            Date         or Sale       of Shares          Share
---------------------     -------       -------       ---------        ---------
William E. Willoughby     8/14/97         Sale          2,500            5 9/16
William E. Willoughby     8/15/97         Sale          5,000            5 9/16
William E. Willoughby     8/15/97         Sale          5,000            5 5/8
William E. Willoughby     8/18/97         Sale          2,000            5 5/8
William E. Willoughby     8/21/97         Sale         10,000            5 7/8
William E. Willoughby     8/22/97         Sale         10,000            6 1/8
William E. Willoughby     8/25/97         Sale          5,000            6 3/8
William E. Willoughby     8/26/97         Sale          5,000            6 3/8
William E. Willoughby     8/26/97         Sale          5,000            6 9/16
William E. Willoughby     8/27/97         Sale         10,000            6 3/4
William E. Willoughby     9/4/97          Sale          1,500            6 1/2
William E. Willoughby     9/9/97          Sale         10,000            6 3/8
William E. Willoughby     9/11/97         Sale          4,100            6 3/8
William E. Willoughby     9/17/97         Sale          5,000            7
William E. Willoughby     9/24/97         Sale          5,000            7 3/8
William E. Willoughby     9/29/97         Sale          5,000            7 1/8
William C. Willoughby     8/4/97          Sale          5,000            5 3/8
William C. Willoughby     8/5/97          Sale         10,000            5 1/2
William C. Willoughby     8/6/97          Sale         17,000            6
William C. Willoughby     8/27/97         Sale         15,000            6 1/8
William C. Willoughby     8/28/97         Sale         10,000            6 7/16
William C. Willoughby     8/29/97         Sale          5,000            6 7/16
William C. Willoughby     9/2/97          Sale         10,000            6 3/4
William C. Willoughby     9/22/97         Sale         10,000            7
William C. Willoughby     9/29/97         Sale          5,000            7 1/4
William C. Willoughby     9/29/97         Sale          5,000            7 3/16
William C. Willoughby     10/3/97         Sale          8,500            7 5/8
William C. Willoughby     10/3/97         Sale          1,500            7 3/4
William C. Willoughby     10/3/97         Sale          5,000            7 3/4
William C. Willoughby     10/8/97         Sale          5,000            7 1/4
William C. Willoughby     10/8/97         Sale          1,000            7 7/8
William C. Willoughby     10/8/97         Sale          5,000            7
William C. Willoughby     10/23/97        Gift          1,000            0

           In addition, on October 1, 1997, OP Limited Partnership, a limited partnership of which Dr. Pacholder and Mr. Morgan are general partners, distributed 204,380 shares of ICO Common Stock to its partners, including 21,224 shares of ICO Common Stock to PM Delaware, Inc. On November 5, 1997, OP Limited

Partnership distributed 78,372 shares of common stock which may be acquired upon conversion of Convertible Exchangeable Preferred Stock Convertible Exchangeable Preferred Stock to its partners, including 8,221 shares of Common Stock which may be acquired upon conversion of Convertible Exchangeable Preferred Stock to PM Delaware, Inc.

(d)        None

(e)        Not Applicable


           After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.




Dated:  December 12, 1997              /s/Dr. Asher O. Pacholder
                                       ----------------------------------------
                                       Dr. Asher O. Pacholder, Individually and
                                       As Attorney-in-Fact for:

                                       Sylvia A. Pacholder
                                       Robin E. Pacholder
                                       William J. Morgan
                                       Pacholder Associates, Inc.
                                       P M Delaware, Inc.
                                       William E. Willoughby
                                       Peggy S. Willoughby
                                       William C. Willoughby
                                       Regina S. Willoughby
                                       Theo J.M.L. Verhoeff
                                       Catherine Willoughby Stephens
                                       Walter L. Leib